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
Supplemental Material for Financial Results for FY2009 First Quarter (Unconsolidated)
( Japan GAAP )
--------------
---------------------------------------------------------------------------------------------------------------------  -------------
                                         FY2009                                                           FY2010         FY2010
                                      -----------------------------------------------------             -------------
                                                                                                                         Forecast
                                            1Q           2Q           3Q           4Q        12 months       1Q          12 months
                                        (2008/4-6)   (2008/7-9)   (2008/10-12) (2009/1-3)  ('08/4-'09/3) (2009/4-6)    ('09/4-'10/3)
---------------------------------------------------------------------------------------------------------------------  -------------
  Domestic vehicle production
   (thousands of units)                     1,027          980          874          512        3,393          589           2,940
---------------------------------------------------------------------------------------------------------------------  -------------
  Overseas vehicle production
   (thousands of units)                     1,164          998          895          653        3,710          785           3,360
---------------------------------------------------------------------------------------------------------------------  -------------
  Vehicle Sales (thousands of units)        1,033          992          915          539        3,479          587           3,110
    -----------------------------------------------------------------------------------------------------------------  -------------
      Domestic                                368          354          322          296        1,340          280           1,450
    -----------------------------------------------------------------------------------------------------------------  -------------
      Exports                                 665          638          593          243        2,139          307           1,660
       --------------------------------------------------------------------------------------------------------------  -------------
               North America                  310          273          268           77          928          131             690
       --------------------------------------------------------------------------------------------------------------  -------------
                   Europe                     117          108           80           46          351           58             340
       --------------------------------------------------------------------------------------------------------------  -------------
                    Asia                       48           44           32           17          141           31             120
       --------------------------------------------------------------------------------------------------------------  -------------
         Central and South America             26           25           22            6           79            5              40
       --------------------------------------------------------------------------------------------------------------  -------------
                  Oceania                      51           44           38           27          160           34             150
       --------------------------------------------------------------------------------------------------------------  -------------
                   Africa                      35           32           41           17          125           10              80
       --------------------------------------------------------------------------------------------------------------  -------------
                Middle East                    76          110          110           51          347           36             240
       --------------------------------------------------------------------------------------------------------------  -------------
                   Other                        2            2            2            2            8            2
---------------------------------------------------------------------------------------------------------------------  -------------
  Housing Sales (units)                       771        1,278        1,342          944        4,335          673           4,400
---------------------------------------------------------------------------------------------------------------------  -------------
  Net Revenues (billions of yen)          2,890.5      2,758.7      2,292.2      1,337.0      9,278.4      1,628.7         8,000.0
    -----------------------------------------------------------------------------------------------------------------  -------------
                Domestic                    859.9        816.6        740.6        642.7      3,059.8        658.4
    -----------------------------------------------------------------------------------------------------------------
                Exports                   2,030.6      1,942.1      1,551.6        694.2      6,218.5        970.3
---------------------------------------------------------------------------------------------------------------------  -------------
  Operating Income (billions of yen)        173.5         79.0       -149.2       -291.2       -187.9       -181.8         -600.0
    (Operating Income Ratio) (%)      (       6.0 )(       2.9 )(      -6.5 )(     -21.8 )(      -2.0 )(     -11.2 )    (    -7.5 )
---------------------------------------------------------------------------------------------------------------------  -------------
  Ordinary Income (billions of yen)         401.4        193.8        -83.4       -329.3        182.5         12.4         -290.0
    (Ordinary Income Ratio) (%)       (      13.9 )(       7.0 )(      -3.6 )(     -24.6 )(       2.0 )(       0.8 )    (    -3.6 )
---------------------------------------------------------------------------------------------------------------------  -------------
  Net Income (billions of yen)              321.1        151.1         -6.4       -409.2         56.6          5.9         -120.0
    (Net Income Ratio) (%)            (      11.1 )(       5.5 )(      -0.3 )(     -30.6 )(       0.6 )(       0.4 )    (    -1.5 )
------------------------------------------------------------------------------------------------------------------------------------
  R&D Expenses (billions of yen)            199.6        208.8        182.0        179.4        769.8        176.0          700.0
---------------------------------------------------------------------------------------------------------------------  -------------
  Depreciation Expenses (billions of yen)    68.8         76.8         79.6         89.7        314.9         70.0          310.0
---------------------------------------------------------------------------------------------------------------------  -------------
  Capital Expenditures (billions of yen)     64.5         92.6         93.3        118.7        369.1         29.9          200.0
---------------------------------------------------------------------------------------------------------------------  -------------

----------------------------------------------------------- -----------------------------------------------------------------------
Analysis of Unconsolidated Net Income for FY2010     1Q     Cautionary Statement with Respect to Forward-Looking Statements
 (billions of yen, approximately)                (2009/4-6)
----------------------------------------------------------- This report contains forward-looking statements that reflect Toyota's
Effects of Sales Volume and Mix                     -340.0  plans and expectations.
----------------------------------------------------------- These forward-looking statements are not guarantees of future
Cost Reduction Efforts                                60.0  performance and involve known and unknown risks, uncertainties and other
  --------------------------------------------------------- factors that may cause Toyota's actual results, performance,
    From Engineering                                  55.0  achievements or financial position to be materially different from any
  --------------------------------------------------------- future results, performance, achievements or financial position
    From Manufacturing and Logistics                   5.0  expressed or implied by these forward-looking statements. These factors
----------------------------------------------------------- include: (i) changes in economic conditions and market demand affecting,
Effects of Changes in Exchange Rates                -120.0  and the competitive environment in, the automotive markets in Japan,
----------------------------------------------------------- North America, Europe, Asia and other markets in which Toyota operates;
Reduction in Fixed Costs                              40.0  (ii) fluctuations in currency exchange rates, particularly with respect
----------------------------------------------------------- to the value of the Japanese yen, the U.S. dollar, the Euro, the
Other                                                  4.7  Australian dollar, the Canadian dollar and the British pound; (iii)
----------------------------------------------------------- changes in funding environment in financial markets; (iv) Toyota's
     (Changes in Operating Income)                  -355.3  ability to realize production efficiencies and to implement capital
----------------------------------------------------------- expenditures at the levels and times planned by management; (v) changes
Non-operating Income                                 -33.7  in the laws, regulations and government policies in the markets in which
----------------------------------------------------------- Toyota operates that affect Toyota's automotive operations, particularly
Income Taxes, etc                                     73.8  laws, regulations and government policies relating to trade,
----------------------------------------------------------- environmental protection, vehicle emissions, vehicle fuel economy and
     (Changes in Net Income)                        -315.2  vehicle safety, as well as changes in laws, regulations and government
----------------------------------------------------------- policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (vi) political instability in the markets in which Toyota operates; (vii) Toyota's ability to timely develop and achieve market acceptance of new products;
                                                            and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
                                                            A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in
                                                            Toyota's annual report on Form 20-F, which is on file with the United
                                                            States Securities and Exchange Commission.
                                                            -----------------------------------------------------------------

(Note 1) Shows the number of employees (excluding loan employees from Toyota and its consolidated subsidiaries ("Toyota") to outside
         Toyota and including loan employees from outside Toyota to Toyota)
(Note 2) "Net income attributable to Toyota Motor Corporation", equivalent to "Net Income" up to FY2009
(Note 3) 2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4) Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5) Excludes financial subsidiaries

                                 Supplemental 4